Exhibit 99.2

D. Risk factors

In conducting our business, we face many risks that may interfere with our business objectives. Some of these risks could materially and adversely affect our business, financial condition and results of operations. In particular, we are subject to various risks resulting from changing economic, political, industry, regulatory, business and financial conditions. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business operations.

You should carefully consider the following factors and other information in this Annual Report before you decide to invest in our ordinary shares. These disclosures reflect our beliefs and opinions as to factors that could materially and adversely affect us and our securities in the future. References to past events are provided by way of example only and are not intended to be a complete listing or a representation as to whether or not such factors have occurred in the past or their likelihood of occurring in the future. If any of the risks referred to below occur, our business, financial condition and results of operations could suffer. In any such case, the trading price of our ordinary shares could decline, and you may lose all or part of your investment.

On August 26, 2026, we acquired MBody AI Corp., a Nevada corporation, pursuant to an Agreement and Plan of Merger, dated September 12, 2025 (the “Merger Agreement”), by and among MBody AI Ltd. (formerly known as Check-Cap Ltd.), CC Merger Sub Inc. and MBody AI Corp. (such transaction, the “Merger”), and we changed our name from “Check-Cap Ltd.” to “MBody AI Ltd.” As used in this Annual Report, unless the context otherwise requires, references to the “Company,” “we,” “us” and “our” refer to (i) prior to the closing of the Merger, Check-Cap Ltd. and its consolidated subsidiaries, or either or all of them as the context may require, and (ii) following the closing of the Merger, MBody AI Ltd. and its consolidated subsidiaries, including MBody AI Corp., or either or all of them as the context may require.

Risks Related to the Merger

We may fail to realize the anticipated benefits of the Merger.

The success of the Merger and the related transactions depends on our ability to achieve our business objectives and raise the necessary capital to fund our operations. If we are not able to achieve these objectives, the anticipated benefits of the Merger and the related transactions may not be realized fully, may take longer to realize than expected, or may not be realized at all.

We are involved in shareholder derivative litigation and may become involved in additional securities litigation in connection with the Merger, and this could divert the attention of management and harm our business.

Securities litigation or shareholder derivative litigation frequently follows the announcement of certain significant business transactions. We may become involved in this type of litigation in connection with the Merger and are currently involved in shareholder derivative litigation relating to the Apollo BCA. In addition, we received a claim regarding certain warrants issued by the Company, which was filed on September 18, 2026, and to which we have yet to respond. Our assessment of the second matter is ongoing. Litigation often is expensive and diverts management’s attention and resources, which could adversely affect our business.

Risks Related to the Ownership of our Ordinary Shares

We may be unable to maintain compliance with Nasdaq’s continued listing requirements, which could result in the delisting of our ordinary shares from Nasdaq.

Nasdaq has established certain standards for the continued listing of a security on Nasdaq. On September 3, 2025, we received a deficiency letter from the Nasdaq Listing Qualifications Department notifying us that we were not in compliance with Nasdaq Listing Rule 5550(b)(1), which requires us to maintain a minimum of $2,500,000 in shareholders’ equity. The letter further stated that we had 45 calendar days, or by October 20, 2025, to submit a plan to regain compliance with respect to the deficiency identified in the letter. We submitted the plan on October 20, 2025. On January 23, 2026, we received written confirmation from the Nasdaq Listing Qualifications Department that we have regained compliance with the minimum shareholders’ equity requirement for continued listing on Nasdaq. In connection with the Merger, we submitted an initial listing application to Nasdaq, and we satisfied Nasdaq’s initial listing standards. Our ordinary shares remain listed on Nasdaq following the closing of the Merger.

However, there can be no assurance that we will be able to maintain compliance with Nasdaq’s continued listing requirements in the future. If we are delisted from Nasdaq, our ordinary shares may be eligible for trading on an over-the-counter market in the United States. In the event that we are not able to obtain a listing on another U.S. stock exchange or quotation service for our ordinary shares, it may be extremely difficult or impossible for shareholders to sell their ordinary shares in the United States. Moreover, if we are delisted from Nasdaq, but obtain a substitute listing for our ordinary shares in the United States, it will likely be on a market with less liquidity, and therefore, experience potentially more price volatility than experienced on Nasdaq. Shareholders may not be able to sell their ordinary shares on any such substitute U.S. market in the quantities, at the times, or at the prices that could potentially be available on a more liquid trading market. As a result of these factors, if our ordinary shares are delisted from Nasdaq, the price of our ordinary shares is likely to decline. A delisting of our ordinary shares from Nasdaq could also adversely affect our ability to obtain financing for our operations and/or result in a loss of confidence by investors, or employees.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of otherwise applicable Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the listing rules of the Nasdaq for domestic U.S. issuers. For instance, we are permitted to follow home country practice in Israel with regard to, among other things, director nomination procedures, the approval of compensation of officers and quorum requirements at general meetings of shareholders. In addition, we are permitted to follow home country practice instead of the listing rules of Nasdaq that would require us to obtain shareholder approval for certain dilutive events, such as the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of us, certain transactions other than a public offering involving issuances of a 20% or greater interest in us, and certain acquisitions of the stock or assets of another company. Following home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on Nasdaq may provide less protection to investors than what is accorded to investors under the listing rules of the Nasdaq Stock Market applicable to domestic U.S. issuers.

We incur and will continue to incur significant costs as a result of operating as a public company in the United States, and our management is required to devote substantial time to compliance initiatives.

As a public company whose securities are traded in the United States, we incur and will continue to incur significant legal, accounting and other expenses. The Sarbanes-Oxley Act of 2002, as well as rules and regulations implemented by the U.S. Securities and Exchange Commission and the Nasdaq, impose various requirements on public companies, including requiring the establishment and maintenance of effective disclosure and financial controls. Our management and other personnel devote a substantial amount of time to these compliance initiatives. Changes in the laws, rules and regulations affecting public companies would result in increased costs to us as we respond to their requirements. These rules and regulations could make it more difficult or more expensive for us to obtain certain types of insurance, including directors’ and officers’ liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantial costs to obtain or maintain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, our Board committees or as executive officers. We cannot predict or estimate the amount or timing of additional costs we may incur in order to comply with such requirements.

It may be difficult to enforce a U.S. judgment against us or our directors and executive officers, or to assert U.S. securities laws claims in Israel.

We are incorporated under the laws of the State of Israel. In addition, a substantial portion of our assets are located outside the United States, and certain of our directors and executive officers reside outside the United States. As a result, it may be difficult for investors to effect service of process upon us or such persons within the United States or to enforce against judgments obtained in U.S. courts.

Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws because Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law, rather than U.S. law, is applicable to all or part of the claim. Further, there is doubt as to the enforceability in Israel, either in original actions or in actions to enforce judgments of U.S. courts, of civil liabilities predicated solely upon the U.S. federal securities laws.

A final judgment for the payment of money rendered by a court of competent jurisdiction in the United States may be enforced by an Israeli court if certain conditions are met, including that the judgment is final and non-appealable, is enforceable under the laws of the state in which it was issued, and its enforcement is not contrary to public policy or Israeli law. However, there can be no assurance that an Israeli court would enforce any judgment obtained in the United States against us or our directors and executive officers.

As a result, investors may have more difficulty protecting their interests through actions against us, our directors or executive officers than would investors in a corporation incorporated in a jurisdiction within the United States.

Risks Related to Our Financial Position

Substantial doubt concerning the ability to continue as a going concern was identified in the financial statements of Check-Cap Ltd. for the year ended December 31, 2025, and that conclusion has not been reassessed since the Merger.

In connection with the preparation of the consolidated financial statements of Check-Cap Ltd. for the year ended December 31, 2025, management and the board of directors concluded that a substantial doubt was deemed to exist concerning the Company’s ability to continue as a going concern. Those financial statements were prepared assuming that Check-Cap Ltd. would continue as a going concern. Check-Cap Ltd. had incurred substantial losses since inception, and its ability to continue as a going concern was dependent on its ability to raise sufficient additional capital and ultimately achieve profitable operations. There can be no assurance that we will be able to obtain additional financing on acceptable terms, or at all. Those consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty. The conclusion relates to Check-Cap Ltd. on a standalone basis and predates the Merger. Whether substantial doubt exists concerning the ability of the combined company to continue as a going concern will next be evaluated in connection with the audit of our financial statements for the year ended December 31, 2026, and we can give no assurance as to the outcome of that evaluation.

The carrying value of our equity investment in Apollo is illiquid and based on a valuation that may not be realized, and our Chairman’s positions at Apollo may give rise to conflicts of interest.

In connection with the Merger, the BCA Termination Agreement and the Exchange Agreement, on November 14, 2025, we recognized a noncash debt-for-equity exchange under which the carrying value of our loans receivable from Apollo was derecognized and an equity investment in Apollo, representing approximately 7.5% of Apollo’s fully diluted equity, was recorded at a cost of $6,525,000. The initial carrying value of the equity investment was determined by reference to an independent third-party valuation. There is no established public trading market for Apollo’s equity securities, and the valuation relies on limited observable market data and involves significant judgment. Our independent registered public accounting firm has identified the conversion of the Apollo loans receivable into the equity investment, including the initial valuation and impairment considerations, as a critical audit matter, citing in particular the limited observable market data and the non-routine nature of the transaction. In future periods, we will be required to assess whether indicators of impairment exist under ASC 321, and if Apollo’s actual financial performance, capital structure, or business prospects differ from the assumptions underlying the third-party valuation, the carrying value of our equity investment may be impaired, materially adversely affecting our financial condition and results of operations. The equity interest in Apollo is also illiquid and may not be realizable for cash on a timely basis, on favorable terms, or at all. Regan McGee, the Chairman of our Board of Directors, who together with entities affiliated with him holds approximately 44.7% of our outstanding ordinary shares and whom we believe to be a controlling shareholder within the meaning of the Israeli Companies Law, is the Chief Executive Officer and Chairman of Apollo and holds a significant equity interest in Apollo. Although the Apollo loans, the BCA Termination Agreement and the Exchange Agreement were each entered into before he became a director or a shareholder of our company, and our board of directors at that time was independent of him and of Apollo, his positions at Apollo may give rise to conflicts of interest in connection with decisions regarding our equity investment in Apollo, including whether to continue to hold, dispose of or provide further funding to Apollo and our periodic assessment of whether that investment is impaired, which requires us to form a view on the financial performance and prospects of a company that he leads. We are also currently involved in shareholder derivative litigation relating to the Apollo BCA. See “Risk Factor – We are involved in shareholder derivative litigation and may become involved in additional securities litigation in connection with the Merger, and this could divert the attention of management and harm our business” for additional information.

Risks Related to Our Business and Operations

We have a limited operating history and an evolving business model, which makes it difficult to evaluate our future prospects.

MBody AI Corp. was incorporated in October 2024 and has a limited operating history as an embodied AI software and service company. As a result, there is limited historical information upon which investors can evaluate our business, operating results, or future prospects. Our business model, technology platform, and go-to-market strategy continue to evolve, and there can be no assurance that our current approach will result in sustainable growth, profitability or cash flow.

We are substantially dependent on two customers, and the loss of either, or a reduction in their deployments, would materially adversely affect our results of operations.

We currently generate substantially all of our revenue from two enterprise customers, MGM and Caesars, on which we are substantially dependent. Our revenue is therefore highly concentrated, and the loss of, or a material reduction in business from, either customer would have a disproportionate and material adverse effect on us. While our customer arrangements have multi-year terms, customers may decline to renew or expand their deployments, may reduce deployment scope, or may terminate orders subject to the payment terms of their agreements. The loss of a customer, a reduction in deployment scope, delays in implementation, or a failure to expand existing deployments could materially adversely affect our revenue, operating results, and business prospects. Because we depend on a limited number of customers, our results may fluctuate significantly based on the decisions of individual customers, and adverse developments affecting MGM or Caesars, or the hospitality and gaming industry generally, could materially affect us.

Our platform is deployed through a phased and evolving feature set, which may affect the timing and scope of customer adoption.

Our platform is deployed through a staged rollout of features, with certain capabilities delivered incrementally or provided to customers through asynchronous analysis and reporting rather than fully integrated real-time operation. For example, our hardware-agnostic, multi-brand control capability has been developed and is in testing but has not yet been deployed with customers, and certain capabilities are currently provided through asynchronous analysis and reporting rather than fully integrated real-time operation. While this approach is intended to support ongoing refinement and optimization of the platform, there can be no assurance that all planned features will be completed on schedule, fully integrated, or deliver the anticipated operational benefits. Delays in development, integration challenges, or performance limitations could affect customer satisfaction, the pace of deployment expansion, or the renewal of customer arrangements. We rely in part on asynchronous deployment, data collection, and analysis, which in certain circumstances may limit customer adoption, expansion, or perceived value of the platform.

Our competitive position depends in part on operational data, and limits on our rights to use that data could impair our platform.

Our platform is designed to improve over time using operational data generated by our deployments. Our rights to collect, retain, and use this data may be limited by our agreements with customers, certain of which restrict the use of customer data and address the ownership of data generated in connection with deployments, as well as by applicable data privacy and security laws. If we are unable to obtain or retain sufficient rights to use operational data, if customers restrict or withdraw access to data, or if privacy or security requirements limit our collection or use of data, the pace of improvement of our models and the value of our platform could be adversely affected. In addition, any actual or alleged failure to protect data or to comply with applicable data privacy and security requirements could expose us to liability, regulatory action, and reputational harm.

Our operations depend on third-party vendors, deployment partners, and hardware suppliers.

We do not manufacture robots or autonomous hardware and rely on third-party vendors, integrators, and partners for hardware procurement, deployment, financing, and maintenance. This comprehensive service model involves customized deployments and coordination with customer personnel. As a result, our operations are subject to several material risks related to these third-party dependencies:

Procurement and Inventory Risk: We are responsible for the procurement of third-party hardware to fulfill turnkey customer orders. Any failure by our suppliers to deliver units on schedule, in sufficient quantities, or at anticipated price points could delay customer implementations, increase deployment costs, or impair our ability to meet our revenue targets.

Integration and Technical Compatibility: Our proprietary MBody AI Orchestrator must integrate with various types of third-party hardware to deliver a “unified command layer”. Disruptions in technical relationships, changes to Original Equipment Manufacturer (OEM) firmware, or lack of access to critical APIs could cause service failures, limit platform functionality, or hinder our ability to coordinate heterogeneous robot fleets.

Geopolitical and Supply Chain Sensitivity: Certain components or systems may be sourced from vendors located outside the United States, including in jurisdictions subject to evolving trade policies, export controls, or geopolitical tensions. These factors could increase our deployment costs, compress hardware margins, or result in supply chain delays that materially adversely affect our results of operations.

Dependence on Financing and Maintenance Partners: Our business involves complex implementation and ongoing operational support. We rely on third-party partners for hardware, parts and software updates. Any failure by these partners to perform could result in increased costs, contractual disputes, reputational harm, or reduced demand for our offerings causing a material adverse effect on our business.

We depend on a limited number of hardware suppliers for the robots we deploy.

We do not manufacture robots and currently source the robots we deploy from a limited number of third-party suppliers. If any of these suppliers fails to deliver robots in the quantities, on the timelines, at the quality levels, or at the prices we require, or ceases or limits its supply, discontinues a product, or changes its terms, we may be unable to fulfill or expand customer deployments on a timely or cost-effective basis, and may be unable to identify and qualify alternative suppliers without delay or additional cost. This dependence could delay deployments, increase costs, compress margins, or impair customer relationships, any of which could materially adversely affect our business and results of operations.

Our business involves complex implementation and service delivery, which may expose us to operational risks.

Our services often involve customized deployments across customer facilities, coordination with customer personnel, and ongoing operational support. These activities may involve unforeseen technical, logistical, or operational challenges. Failure to effectively manage deployments, services, or customer expectations could result in increased costs, contractual disputes, reputational harm, or reduced demand for our offerings.

Customer Adoption, ROI, and Budget Cycles could adversely affect our revenue, growth, and operating results.

Customer adoption, expansion, and renewal of our platform may depend on customers achieving expected operational benefits and on customer budget cycles. Our customers may evaluate continued or expanded deployment of our platform based on perceived operational savings, efficiency improvements, or return on investment. These evaluations may be influenced by customer-specific factors, including budget cycles, capital allocation priorities, labor conditions, macroeconomic factors, and internal approval processes. Even if customers are satisfied with our platform, delays in expansion decisions, reductions in deployment scope, or changes in customer priorities could adversely affect our revenue, growth, and operating results.

Dependence on Customer Facilities and Operating Environments could delay deployments, increase costs, or affect the performance or scalability of our platform.

Our deployments depend on customer-controlled facilities and operating environments, which are outside of our control. Our platform is deployed within customer facilities and physical environments that are owned and operated by customers. Deployment timelines, system performance, and operational outcomes may be affected by factors outside of our control, including facility layout, network infrastructure, physical access constraints, operational schedules, and coordination with customer personnel. Limitations or changes in customer-controlled environments could delay deployments, increase costs, or affect the performance or scalability of our platform.

Robots deployed in customer environments may cause injury or damage, exposing us to liability.

Our robots operate autonomously in physical environments that are frequently occupied by employees, customers, and members of the public, including casinos, resorts, and other hospitality venues. Malfunctions, navigation or coordination errors, software defects, or other failures, whether or not caused by our software, could result in bodily injury, property damage, or other incidents. Any such incident could subject us to personal injury or product liability claims, litigation, regulatory investigations, and reputational harm, could lead customers to suspend or terminate deployments, and could increase our insurance, indemnification, and compliance costs. We may not maintain insurance sufficient to cover these exposures, and our agreements may not fully protect us from liability.

Integration with Third-Party Software and Systems could increase deployment costs, delay implementations, or reduce customer satisfaction.

Our platform may require integration with third-party software systems used by customers, which may present technical and operational challenges. Customer deployments of our platform may require integration with third-party software systems, including facility management, scheduling, or reporting systems. Such integrations may involve technical complexity, reliance on third-party interfaces or application programming interfaces, and coordination with customer or third-party vendors. Changes to third-party systems, integration delays, or compatibility issues could increase deployment costs, delay implementations, or reduce customer satisfaction.

Risks Related to Our Legacy Operations

We may not realize the anticipated benefits of the acquisition of Ghost Kitchen representative rights in New Jersey, including generating revenue from the assets acquired.

On September 4, 2025, we entered into an Asset Purchase Agreement with Parea Hospitality LLC to acquire certain assets relating to a Ghost Kitchen area representative business in New Jersey. We have limited experience operating in the Ghost Kitchen industry, and the success of the acquired business depends on our ability to operate the representative rights effectively, and attract and retain qualified franchisees. The robots we currently own and deploy perform floor cleaning and sanitation rather than food preparation and, while capable of cleaning tasks in food-service settings generally, are too large to be deployed economically in the smaller kitchens typical of Ghost Kitchen facilities. As a result, we will not deploy, and have no current plans to deploy, AI or robots in connection with the Ghost Kitchen business. Any future deployment would require us to acquire different, appropriately sized, purpose-specific robotic equipment from third-party manufacturers and to commit additional capital, and we have not established a timeline for, or committed any capital to, any such initiative and may determine not to pursue it. The acquired business may not generate the anticipated revenue, may require additional capital or management attention, and may divert resources from our core strategic focus. There can be no assurance that we will realize the anticipated benefits of the Parea APA, and the failure to do so could materially adversely affect our business, financial condition, and results of operations.

Although we received FDA approval of our IDE (including our IDE amended application) for our U.S. pivotal study, the most recent efficacy results from our studies did not meet the goal to proceed to the powered portion of the U.S. pivotal study, as such we cannot provide any assurance that we will ever be able to redesign such study or redeploy our technology into other potentially viable products.

We received FDA approval of our IDE and our IDE amended application for our planned U.S. pivotal study. While we initiated the first part of the U.S. pivotal study in May 2022, the initiation of the powered portion of the U.S. pivotal study was dependent upon successful completion of the calibration portion of the U.S. pivotal study. On March 21, 2023, we announced that following our internal assessment of the clinical data collected from the calibration studies until such date, we determined that the most recent efficacy results from our calibration studies did not meet the goal to proceed to the powered portion of the U.S. pivotal study and, as such, the initiation of the second part of the U.S. pivotal study that was expected in mid-2023 was also postponed. On June 6, 2023, we announced that after further review of additional data and interaction with the FDA on a revised pivotal study protocol together with the anticipated time and investment necessary to further develop the technology, we were reducing our workforce significantly to reduce cash burn, concentrating our resources on essential research activities, discontinuing our calibration studies, and evaluating and pursuing strategic options.

In light of such developments, we cannot provide any timeline or assurance of when, if ever, or whether we will be able to compile an IDE supplement for submission to the FDA. There can be no assurance that the FDA would approve any such an IDE supplement or that we will be ever able to commence or complete the powered portion of the U.S. pivotal study. Furthermore, even if we were able to redesign the study and submit such IDE supplement, the FDA or other regulatory authority may require us to complete additional studies or satisfy other FDA or other regulatory requests, which would further delay any further U.S. pivotal studies.

As a result of the foregoing, our ability to redesign our U.S. studies, complete the development of our products and technology for the redeployment into other potentially viable products is inherently uncertain, and may take significant time to complete, if any such options are ever completed at all.

Clinical failure can occur at any stage of clinical development and we may not succeed in completing the development of our product. Any product we advance through clinical trials may require further clinical validation and may not have favorable results in later clinical trials or receive regulatory approval.

Clinical failure can occur at any stage of clinical development, and we may not succeed in completing the development of our product. To date, we have performed clinical studies with iterative versions of both scanning and non-scanning capsules, in conjunction with iterative versions of the C-Scan Track, C-Scan View application. The C-Scan system utilizes ultra-low-dose X- rays to scan the inner lining of the colon for precancerous polyps, and other structural abnormalities. In addition, our clinical trials to date were conducted under differing protocols, while using specific inclusion criteria and enrolling both average risk and high-risk patients (e.g., “enriched population”). Therefore, our ability to identify potential problems and/or inefficiencies concerning current and future versions of C-Scan in advance of its use in general and expanded groups of average risk patients has been limited and we cannot assure you that the actual clinical performance will be satisfactory to support proposed indications, obtain regulatory approvals and gain clinical acceptance and adoption, or that its use will not result in unanticipated complications. Although we continuously collect additional clinical data to improve reliability of our products and technology, we cannot provide any assurance that such studies will yield favorable results. For example, we conducted a study in Israel for which we initially enrolled both average risk and high-risk patients and subsequently shifted to enrollment of only average risk patients commencing in May 2022. The purpose of the additional study was to improve calibration of the C-Scan system, in parallel to conducting the first stage of the U.S. pivotal study that was initiated in May 2022. As part of the approved amended IDE, we designed the U.S. pivotal study to include two stages: the first stage, aimed to support our C-Scan calibration among the average risk population, which is intended to include up to 200 patients in the U.S.; and the second stage, which was intended to include up to 800 subjects (400 in the U.S. and 400 in Israel), aimed to compare the performance of C-Scan to traditional colonoscopy through a statistically powered and randomized study. The initiation of the powered portion of the U.S. pivotal study was dependent upon successful completion of the calibration portion of the U.S. pivotal study. Because we determined that the efficacy results from our calibration studies did not meet the goal to proceed to the powered portion of the U.S. pivotal study and discontinued further studies, we reduced our workforce to preserve and concentrate our resources on essential research activities and evaluated and pursued strategic options.

Furthermore, results from laboratory, non-clinical and completed clinical studies, as well as results from any ongoing clinical trials may not always be indicative of final clinical results. As such, any product we advance through clinical trials may require further clinical validation and may not have favorable results in later clinical trials or receive regulatory approval. In addition, the results of clinical trials are subject to human analyses and interpretation of the data accumulated, which could be affected by various errors due to, among others, lack of sufficient clinical experience with C-Scan, assumptions used in the statistical analysis of results, interpretation errors in the analysis of the clinical trials results, including the reconstructed images by C-Scan, or due to uncertainty in the actual efficacy of C-Scan in its current clinical stage. Therefore, the safety and efficacy of C-Scan and the clinical results to date will require further independent professional validation and require further clinical study. If C-Scan does not function as expected over time, we may not be able to develop C-Scan at the rate or to the stage we desire, we could be subject to liability claims, our reputation may be harmed, C-Scan may not achieve regulatory clearances, and C-Scan may not be widely adopted by healthcare providers and patients.

We have limited manufacturing experience and currently have no manufacturing capabilities. If we resume development of C-Scan and are unable to scale up our manufacturing operations to develop our products, our growth could be limited and our business, financial condition and results of operations could be materially adversely affected.

We currently have limited resources, facilities and experience in manufacturing. Following the determination to discontinue our clinical studies and conserve our resources, on September 8, 2023, we terminated our sub-lease agreement and service agreement with the sole supplier of the X-ray source used in C-Scan pursuant to which we leased approximately 70 square meters of laboratory production space at the supplier premises and independently produced the X-ray source using our own production employees.

We have in the past, and we may in the future, continue to face technical challenges to obtain, increase or adjust manufacturing capacity, including, among others, equipment design and automation, material procurement and lower than expected yields and increased scrap costs, as well as challenges related to maintaining quality control and assurance standards, manufacturing commercial quantities of products at an acceptable cost and logistics associated with the handling of radioactive materials, such as was the case in our C-Scan Cap, which have resulted in and could result in delays in our clinical trial and commercialization plans and lost revenue. We may be unable to establish or maintain reliable, high-volume manufacturing capacity. Even if we can establish and maintain this capacity, the cost of doing so may increase the cost of our products and reduce our ability to compete successfully. If we resume development of C-Scan and are unable to scale up our manufacturing capabilities to meet market demand, or to achieve adequate product cost, our growth could be limited and our business, financial condition and results of operations could be materially adversely affected.

The use of any of our C-Scan Cap, C-Scan Track, C-Scan View or any new products and technology could result in product liability or similar claims that could be expensive to defend, damage our reputation and harm our business.

Our business exposes us to an inherent risk of potential product liability or similar claims related to the manufacturing, marketing and sale of medical devices. The medical device industry has historically been litigious, and we face financial exposure to product liability or similar claims if the use of any of our C-Scan Cap, C-Scan Track or C-Scan View were to cause or contribute to injury or death, including, without limitation, harm to the body caused by the procedure or inaccurate diagnoses from the procedure that could affect treatment options. There is also the possibility that defects in the design or manufacture of any of these products or any new products and technology we redesign or redeploy might necessitate a product recall. We do not currently maintain product liability insurance. A product liability claim, regardless of merit or ultimate outcome, or any product recall could result in substantial costs to us, damage to our reputation, customer dissatisfaction and frustration, and a substantial diversion of management attention. A successful claim brought against us could have a material adverse effect on our business, financial condition and results of operations.

We have historically depended on third parties to manage our clinical studies and trials, perform related data collection and analysis, and to enroll patients for our clinical trials, and, as a result, we may face costs and delays that are beyond our control.

We have historically relied on third parties, such as third-party clinical research organizations, or CROs, clinical investigators, clinical research coordinators, physicians and clinical sites, to manage our clinical trials and perform data collection and analysis, and to enroll patients for our clinical trials. Although we have and expect to continue to have contractual arrangements with these third parties, we control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and our reliance on such third parties does not relieve us of our regulatory responsibilities. If such third parties fail to comply with applicable regulatory requirements, the clinical data generated in our clinical trials may be deemed unreliable and regulatory authorities may require us to perform additional clinical trials before approving our marketing applications, which would delay the regulatory approval process. Furthermore, we may not be able to control the amount and timing of resources that these parties devote to our studies and trials or the quality of these resources. In addition, our engagement with clinical centers for conducting our clinical trial in the U.S depends upon site-specific licensing and regulatory requirements associated with the X-ray technology within our C-Scan capsules related to nuclear regulatory compliance.

If these third parties fail to properly manage our studies and trials or enroll patients for our clinical trials, we will be unable to complete them at all or in a satisfactory or timely manner, which could delay or prevent us from obtaining regulatory approvals for, or achieving market acceptance of, our product.

In addition, termination of relationships with third parties may result in delays, inability to enter into arrangements with alternative third parties or do so on commercially reasonable terms. Switching or adding additional clinical sites involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new clinical site commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines.

A security breach or disruption or failure of our computer or communications systems could adversely affect us.

Despite the implementation of security measures, our internal computer systems, and those of our CROs and other third parties on which we rely, are vulnerable to damage from computer viruses, unauthorized access, cyber-attacks, natural disasters, fire, terrorism, war, and telecommunication and electrical failures. If such an event were to occur and interrupt our operations, it could result in a material disruption to our business. To the extent that any disruption or security breach results in a loss of or damage to our data or applications, loss of trade secrets or inappropriate disclosure of confidential or proprietary information, including protected health information or personal data of clinical trial participants or employees or former employees, access to our clinical data, or disruption of the manufacturing process, we could incur liability and the further development of our products and technology could be delayed. We may also be vulnerable to cyber-attacks by hackers or other malfeasance. This type of breach of our cybersecurity may compromise our confidential information and/or our financial information and adversely affect our business or result in legal proceedings. Further, these cybersecurity breaches may inflict reputational harm upon us that may result in decreased market value and erode public trust.

Risks Related to Our Securities

We may require additional financing to sustain our operations, and such financing may not be available on acceptable terms, or at all.

We may need additional capital to fully implement our business plan. There can be no assurance that additional financing will be available on acceptable terms, or at all, and any inability to obtain such financing could materially adversely affect our business, financial condition, and results of operations.

Future sales and issuances of our ordinary shares or other securities might result in significant dilution and could cause the price of our ordinary shares to decline.

To raise capital we may sell ordinary shares, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. We may sell shares or other securities in future transactions, and investors purchasing shares or other securities in the future could have rights superior to existing shareholders. Any sales of additional shares will dilute our shareholders.

Sales of a substantial number of ordinary shares in the public market or the perception that these sales might occur could depress the market price of our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our ordinary shares. In addition, the sale of substantial numbers of our ordinary shares could adversely impact their price.

We need shareholder approval to increase our authorized share capital and to re-designate our ordinary shares as no-par value, and there can be no assurance that either will be obtained.

The ordinary shares are non-assessable (except as such non-assessability may be affected by Section 181 of the Israeli Companies Law and by Articles 14 and 16 of our amended articles of association). Our ordinary shares currently have a nominal value of NIS 48.0 per share. We have undertaken to include on the agenda for our next annual general meeting of shareholders a proposal to amend our amended articles of association to re-designate the ordinary shares as no-par value shares, subject to applicable law and shareholder approval. Any delay or failure to complete the re-designation could limit our flexibility to issue ordinary shares and could adversely affect our ability to raise capital. In addition, our authorized share capital is 18,000,000 ordinary shares, of which 15,293,584 were issued and outstanding as of September 21, 2026. Until our authorized share capital is increased, we may issue no more than 2,706,416 additional ordinary shares, which limits the amount of securities we are able to sell. In addition, the nominal value of our ordinary shares of NIS 48.0 per share exceeds the recent trading price of our ordinary shares, and under the Israeli Companies Law our ability to issue ordinary shares for consideration below their nominal value is restricted.

We issued 167,085 ordinary shares as consideration for the Parea APA, and the eventual availability of those shares for resale in the public market could adversely affect the price of our ordinary shares.

As consideration for the assets acquired under the Parea APA, we issued 167,085 ordinary shares to Parea Hospitality LLC. These shares are subject to applicable resale restrictions but may become available for resale in the public market over time. The eventual sale of these shares, or the perception that such sales may occur, could increase the supply of our ordinary shares in the market and adversely affect the prevailing market price of our ordinary shares, which could in turn impair our ability to raise additional capital through future equity issuances.

A single shareholder group holds approximately 44.7% of our ordinary shares and is able to determine the outcome of most matters submitted to our shareholders.

As of September 21, 2026, our Chairman and entities affiliated with him hold approximately 6,840,097 ordinary shares, representing approximately 44.7% of our outstanding ordinary shares. Our quorum requirement for a general meeting is two shareholders holding at least 25% of the total outstanding voting rights, and most matters are decided by a simple majority of the votes cast. As a result, they are able to constitute a quorum on their own and, as a practical matter, to determine the outcome of the election of directors and of most other matters submitted to our shareholders. We believe they constitute a “controlling shareholder” within the meaning of the Israeli Companies Law, which means that extraordinary transactions with them, and certain compensation arrangements, require a special majority approval in which their shares are excluded from the disinterested count. Their interests may differ from the interests of our other shareholders. Our Chairman is also the Chief Executive Officer and Chairman of Apollo, in which we hold an equity investment recorded at a cost of $6,525,000. Their shareholding may also have the effect of delaying, deferring or preventing a change of control of the Company, and may reduce the price that investors might otherwise be willing to pay for our ordinary shares. In addition, because that aggregate holding is close to 45% of our voting rights, any further acquisition of ordinary shares by those holders would, unless an exception applies, be required to be effected by way of a special tender offer under the Israeli Companies Law, which may limit their ability to acquire additional ordinary shares.

Risks Related to Regulatory Matters

We operate in regulated environments and may be subject to regulatory requirements that could increase costs or limit growth.

Our customers operate in regulated industries, including hospitality, gaming, and potentially healthcare and data centers. In certain jurisdictions, deployment of autonomous systems may require regulatory approvals, licenses, or compliance with industry-specific rules, including gaming or safety regulations. Regulatory requirements may change over time, differ by jurisdiction, or impose additional compliance costs, which could adversely affect our ability to deploy our platform or expand into new markets.

We may face liability or compliance exposure related to the operation of autonomous systems.

Although we do not manufacture hardware, we sell, procure, finance, and/or support the deployment of third-party autonomous hardware in connection with our software platform. Our software influences the operation and coordination of autonomous systems deployed in customer environments, and our involvement in hardware procurement, deployment, or ongoing services may increase our exposure to claims, investigations, or regulatory scrutiny related to system performance, safety incidents, or operational failures, whether or not caused by our software. Such matters could result in litigation, regulatory action, reputational harm, or increased insurance, indemnification, or compliance costs.

The regulatory landscape for artificial intelligence, robotics, and autonomous systems is evolving and may adversely affect our business.

Laws and regulations governing artificial intelligence, robotics, and autonomous systems are evolving in the United States and internationally. New or modified requirements related to safety, accountability, transparency, data use, or deployment of AI-enabled systems could impose additional compliance obligations, restrict certain applications, or increase regulatory oversight. Because our platform influences the operation and coordination of autonomous systems deployed in physical environments, regulatory changes may require modifications to our technology, deployment practices, or business model, increase operating costs, delay deployments, or limit market opportunities. Failure to comply with applicable or future regulations could result in fines, penalties, litigation, or reputational harm, any of which could materially adversely affect our business, financial condition, and results of operations.

Risks Related to Our Financing

MBody AI Corp achieved profitability in 2025, but the combined company may not sustain or grow profitability in future periods.

Although MBody AI Corp, our wholly owned subsidiary and the accounting acquirer in the Merger, achieved profitability for the year ended December 31, 2025, its cash flows from operating activities for that period were negative, and we expect to continue to incur significant operating expenses as we grow our operations, develop our AI platform, expand customer deployments, and invest in the personnel, facilities and systems required to operate at greater scale. Our ability to sustain or grow profitability in future periods will depend on a number of factors, many of which are outside of our control, including our ability to win and retain customers, customer concentration, the cost and availability of robotic hardware sourced from third parties, competition, regulatory developments, and broader market conditions. Profitability achieved in any prior period is not necessarily indicative of future results, and there can be no assurance that we will sustain or grow profitability in future periods.

Our reported results may be affected by the accounting treatment of our customer lease arrangements under ASC 842.

We provide robots to our customers under arrangements that are accounted for as leases under ASC 842, together with related services that are accounted for separately. Depending on the specific terms of each arrangement, a lease may be classified as a sales-type lease, in which case selling profit is recognized at lease commencement and finance income is recognized over the lease term, or as an operating lease, in which case lease income is generally recognized on a straight-line basis over the lease term. Because classification depends on the terms of each contract, different customer arrangements may be classified differently, and the volume, timing, terms, and classification of arrangements entered into in any given period can significantly affect the comparability of our reported revenue, gross profit, and net income between periods. Where arrangements are classified as sales-type leases, a greater portion of revenue and profit is recognized at commencement, so that a period with fewer or smaller new sales-type arrangements may show lower reported revenue and profit even where the underlying economics of our customer relationships are similar. The application of ASC 842 also requires us to separate lease and non-lease (service) components and involves significant judgment, including with respect to the discount rate, estimated residual value, the standalone price of services, and lease classification. Changes in these judgments, in the terms of our customer arrangements, or in the underlying accounting standards could cause our reported results to vary significantly between periods.

We retain ownership of robots under certain arrangements and will be exposed to residual value risk as those deployments grow.

Under certain of our customer arrangements, we retain title to the robots and the robots are returned to us at the end of the lease term. As these arrangements grow as a proportion of our deployments, we will increasingly carry the residual value of returned equipment and will estimate residual values in applying lease accounting. The value we are able to realize on returned robots, whether through re-leasing, redeployment, or sale, may be lower than our estimates as a result of technological obsolescence, wear, changes in demand for used equipment, or the limited market for specialized robots. If the realizable value of returned equipment is less than its carrying or estimated residual value, we may be required to recognize impairments or losses that could materially adversely affect our financial condition and results of operations.

We require additional capital to execute our business plan, and such capital may not be available on acceptable terms.

We expect to require additional financing to fund our operations, growth initiatives, and platform development. There can be no assurance that additional capital will be available when needed, on acceptable terms, or at all. Failure to obtain additional financing could materially adversely affect our ability to continue operations or execute our business strategy.

Our lease-based model is capital intensive and requires significant working capital to fund the purchase of robots in advance of recovering our costs.

We generally acquire robots from third-party manufacturers and pay for them in advance of recovering our costs through lease payments received over multi-year terms. As a result, expanding our deployments requires significant up-front and working capital, and the cash we invest in acquiring and deploying robots may not be recovered for an extended period, if at all. Our operating cash flows have been negative even in periods in which we reported net income. If we are unable to fund the acquisition and deployment of robots, whether from operating cash flow, financing arrangements, or capital raises, on acceptable terms or at all, our ability to grow our deployments and execute our business plan could be materially adversely affected.

Future financings may result in dilution and could adversely affect shareholders.

We may raise capital through equity issuances, convertible securities, debt financings, or other structured transactions. Such financings may result in significant dilution to existing shareholders, impose restrictive covenants, or grant preferential rights to new investors. Market conditions, stock price volatility, and Nasdaq compliance considerations may further limit financing alternatives.

Risks Related to Our Legacy Intellectual Property

If we are unable to protect our intellectual property rights, our competitive position could be harmed.

Our success and ability to compete depends in large part upon our ability to protect our intellectual property. Although we have patents issued in Israel, Europe, United States, Japan, China, India, Hong Kong, Canada, South Korea, Brazil and Australia, we continue to file and prosecute in many of the same countries and additional countries. We face several risks and uncertainties in connection with our intellectual property rights, including, among others:

●	pending and future patent applications may not result in the issuance of patents or, if issued, may not be issued in a form that will be advantageous to us;

●	our issued patents may be challenged, invalidated or legally circumvented by third parties;

●	our patents may not be upheld as valid and enforceable or prevent the development of competitive products;

●	the eligibility of certain inventions related to diagnostic medicine, more specifically diagnostic methods and processes, for patent protection in the United States has been limited recently which may affect our ability to enforce our issued patents in the United States or may make it difficult to obtain broad patent protection going forward in the United States;

●	the eligibility to protect methods for treating humans, which is available in the US, is generally not available in other countries, for example in Europe;

●	for a variety of reasons, we may decide not to file for patent protection on various improvements or additional features; and

●	intellectual property protection and/or enforcement may be unavailable or limited in some countries where laws or law enforcement practices may not protect our proprietary rights to the same extent as the laws of the United States, the European Union, Canada or Israel.

Consequently, our competitors could develop, manufacture and sell products that directly compete with our products, which could decrease our sales and diminish our ability to compete. In addition, competitors could attempt to develop their own competitive technologies that fall outside of our intellectual property rights. If our intellectual property does not adequately protect us from our competitors’ products and methods, our competitive position could be materially adversely affected.

Because the medical device industry is litigious, we are susceptible to intellectual property suits that could cause us to incur substantial costs or pay substantial damages or prohibit us from selling C-Scan or any similar products we may develop.

There is a substantial amount of litigation over patent and other intellectual property rights in the medical device industry. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. Searches typically performed to identify potentially infringed patents of third parties are often not conclusive and because patent applications can take many years to issue, there may be applications now pending, which may later result in issued patents which our current or future products may infringe. In addition, our competitors or other parties may assert that C-Scan or any similar products we may develop and the methods they employ may be covered by patents held by them. If C-Scan, any similar products we may develop or any of their components infringes a valid patent, we could be prevented from manufacturing or selling it unless we can obtain a license or redesign the product to avoid infringement. Third parties may currently have, or may eventually be issued, patents on which our current or future products or technologies may infringe.

In addition, litigation in which we are accused of infringement may cause negative publicity, adversely impact prospective customers, cause product shipment delays, prohibit us from manufacturing, marketing or selling our current or future products, require us to develop non-infringing technology, make substantial payments to third parties or enter into royalty or license agreements, which may not be available on acceptable terms, or at all. If a successful claim of infringement were made against us and we could not develop non-infringing technology or license the infringed or similar technology in a timely and cost-effective manner, our ability to generate significant revenues may be substantially harmed and we could be exposed to significant liability. A court could enter orders that temporarily, preliminarily or permanently enjoin us, our suppliers, distributors or our customers from making, using, selling, offering to sell or importing our current or future products, or could enter an order mandating that we undertake certain remedial activities. Claims that we have misappropriated the confidential information or trade secrets of third parties can have a similar negative impact on our reputation, business, financial condition or results of operations.

We may also become involved in litigation in connection with our brand name rights. We do not know whether others will assert that our brand name infringes their trademark rights. In addition, names we choose for our products may be claimed to infringe names held by others. If we have to change the names we use, we may experience a loss in goodwill associated with our brand name, customer confusion and a loss of sales. Infringement and other intellectual property claims, with or without merit, can be expensive and time-consuming to litigate and could divert our management’s attention from operating our business.

The steps we have taken to protect our intellectual property may not be adequate, which could have a material adverse effect on our ability to compete in the market.

In addition to patents, we rely on confidentiality, non-compete, non-disclosure and assignment of inventions provisions, as appropriate, with our employees, consultants, subcontractors, suppliers and clinical investigators to protect and otherwise seek to control access to, and distribution of, our proprietary information. These measures may not be adequate to protect our intellectual property from unauthorized disclosure, third-party infringement or misappropriation, for the following reasons:

●	the agreements may be breached, may not provide the scope of protection we believe they provide or may be determined to be unenforceable, in part or in whole;

●	we may have inadequate remedies for any breach;

●	proprietary information could be disclosed to our competitors; or

●	others may independently develop substantially equivalent or superior proprietary information and techniques or otherwise gain access to our trade secrets or disclose such technologies.

If, for any of the above reasons, our intellectual property is disclosed or misappropriated, it could harm our ability to protect our rights and could have a material adverse effect on our business, financial condition and results of operations.

Furthermore, although our employees and consultants have agreed to assign to us all rights to any intellectual property created in the scope of their employment or engagement with us and most of our current employees and consultants, have agreed to waive their economic rights with respect to our intellectual property, we cannot assure you that such claims will not be brought against us by current or former employees or consultants, despite their contractual representations and obligations toward us, or by any of the medical and/or governmental institutions that employ or engage such consultants, claiming alleged rights to our intellectual property or demanding remuneration in consideration for assigned intellectual property rights, which could result in litigation and adversely affect our business, financial condition and results of operations.

Third parties may challenge the validity of our issued patents or challenge patent applications in administrative proceedings before various patent offices which, if successful, could negatively affect our future business and financial performance.

Various patent offices, including in the United States and Europe, provide administrative proceedings by which a third party can challenge the validity of an issued patent or challenge an application that is being examined absent any threat of litigation. In some instances, including in the United States, the administrative proceedings provide a more efficient and favorable forum to challenge our patents which may lead to more opportunities for competitors to do so, particularly smaller competitors with limited resources. Moreover, the standards utilized in these administrative proceedings, at least in the United States, provide certain legal advantages versus challenging the validity of a patent in a district court. If a third party is successful in one of these administrative proceedings, the patent will no longer be enforceable in the corresponding jurisdiction. In addition, we did not renew certain patents in pursuit of strategic options. With this loss in patent rights, we will not be able to prevent third parties from offering identical or similar competing products which may result in lower profits and a less substantial market share.

We may need to initiate lawsuits to protect or enforce our patents and other intellectual property rights, which could be expensive and, if we lose, could cause us to lose some of our intellectual property rights, which would harm our ability to compete in the market.

We rely on patents to protect a portion of our intellectual property and our competitive position. Patent law relating to the scope of claims in the technology fields in which we operate is still evolving and, consequently, patent positions in the medical device industry are generally uncertain. In order to protect or enforce our patent rights, we may initiate patent and related litigation against third parties, such as infringement suits or interference proceedings. Any lawsuits that we initiate could be expensive, take significant time and divert our management’s attention from other business concerns and the outcome of litigation to enforce our intellectual property rights in patents, copyrights, trade secrets or trademarks is highly unpredictable. Litigation also puts our patents and other registered intellectual property at risk of being invalidated or interpreted narrowly and our patent applications at risk of not being issued. In addition, we may provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, including attorney fees, if any, may not be commercially valuable. The occurrence of any of these events could have a material adverse effect on our business, financial condition and results of operations.

We rely on trademark protection to distinguish our products from the products of our competitors; however, if a third party is entitled to use our trademark, we could be forced to rebrand, which could result in loss of brand recognition and our ability to distinguish our products may be impaired, which could adversely affect our business.

We rely on trademark protection to distinguish our products from the products of our competitors. In jurisdictions where we have not registered our trademarks and logos and are using them, and as permitted by applicable local law, we rely on common law trademark protection. Third parties may oppose our trademark applications, or otherwise challenge our use of the trademarks, and may be able to use our trademarks in jurisdictions where they are not registered or otherwise protected by law. If our trademarks are successfully challenged or if a third party is using confusingly similar or identical trademarks in particular jurisdictions before we do, we may be prevented from using our brands and/or domain names and/or could be forced to rebrand our products, which could result in loss of brand recognition, and could require us to devote additional resources to marketing new brands. If others are able to use our trademarks, our ability to distinguish our products may be impaired, which could adversely affect our business. Further, we cannot assure you that competitors will not infringe upon our trademarks, or that we will have adequate resources to enforce our trademarks.

We may not be able to enforce covenants not to compete at all or, we may be unable to enforce them for the duration contemplated in our employment contracts and may, therefore, be unable to prevent competitors from benefiting from the expertise of some of our former employees involved in research and development activities.

We historically have entered into non-compete agreements that prohibit our employees, if they cease working for us, from directly competing with us or working for our competitors for a limited period of time following termination of employment. In many jurisdictions, courts are increasingly refusing to enforce restrictions on competition by former employees or have interpreted them narrowly. For example, in Israel, courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property. If we cannot demonstrate that harm would be caused to us, an Israeli court may refuse to enforce our non-compete restrictions or reduce the contemplated period of non- competition such that we may be unable to prevent our competitors from benefiting from the expertise of our former employees. A growing number of states in the U.S. have refused to enforce non-compete provisions in employment contracts and the federal government has recently done the same. While employees may compete against us, they cannot use our trade secrets and other confidential information. If that were to occur, we would have to prove such activities. Intellectual property litigation is expensive, diverts management time and the results are uncertain.

General Risk Factors

We operate in a rapidly evolving and competitive market.

The markets for artificial intelligence, automation, and autonomous systems are rapidly evolving and highly competitive. New technologies, business models, and competitors may emerge that could reduce demand for our platform or render our offerings less competitive.

Our success depends on our ability to attract and retain key personnel.

Our future success depends on the continued services of our management team and technical personnel. Competition for qualified employees is intense, and the loss of key personnel or inability to attract additional talent could materially adversely affect our business.

We do not own any issued patents relating to our robotics and software business, and our pending patent applications may not result in issued patents

Our intellectual property protection for our robotics and software business currently consists of two pending patent applications, and we do not own any issued patents relating to that business. Neither application has been examined. Those applications claim priority to earlier-filed U.S. provisional patent applications, and a provisional application is not examined, is not published and does not itself result in an enforceable patent. Two additional U.S. provisional patent applications that we filed on September 15, 2025 were not converted into corresponding non-provisional or international applications within the applicable 12-month period, and we may have lost the ability to claim the priority dates those applications established. Patent examination is lengthy and its outcome is uncertain, any patent that issues may be narrower than the claims we have sought, and any issued patent may later be challenged, narrowed, invalidated or circumvented. If we do not obtain meaningful patent protection, competitors may develop similar technologies and our competitive position and business could be materially adversely affected.